[Porter Hedges LLP Letterhead]

August 3, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	U.S. Well Services, LLC and USW Financing Corp. Registration Statement on Form S-4.
Ladies and Gentlemen:

On behalf of U.S. Well Services, LLC (the “Company”), and USW Financing Corp. (“USW” and together with the Company, the “Issuers”), enclosed is the Issuers’ Registration Statement on Form S-4 (the “Registration Statement”) which is being submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review under the confidential submission process provided by Section 6(e) of the Securities Act of 1933. Also enclosed is the Issuers’ letter stating that they are registering the exchange offer contemplated by the Registration Statement in reliance on the staff of the Commission’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), and including the representations contained in Morgan Stanley & Co. Inc. (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993). We also hereby advise you that the Issuers are separately submitting to the Commissions’ Office of the Secretary a confidential treatment request relating to Exhibit 10.1 to the Registration Statement, which is the Contract to Provide Dedicated Fracturing Fleet(s) for Fracturing Services dated November 1, 2011, between the Company and Antero Resources Appalachian Corporation.

If you have any questions concerning the foregoing or the enclosed material, please contact the undersigned at (713) 226-6649.
Very truly yours,

/s/ E. James Cowen

E. James Cowen

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